90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3986

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

March 27, 2017

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Avenue Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form 10 Filed March 27, 2017 File No. 000-55556

Dear Ms. Hayes:

Avenue Therapeutics, Inc., a Delaware corporation (the “Company”), hereby submits the following response to the comment of Mr. Jacob Luxenburg and Mr. Jim B. Rosenberg of the Securities and Exchange Commission (the “Commission”) received by telephone on March 20, 2017, relating to the Company’s Form 10-12G, filed on January 12, 2017, as amended on March 6, 2017 and March 13, 2017 (the “Form 10”).

Mr. Luxenburg and Mr. Rosenberg expressed the Commission’s belief that since Item 14 was revised in Amendment No. 2 to the Form 10 filed on March 13, 2017, a new Exhibit 16 was required. We have filed this Amendment No. 3 to the Form 10 to include the new Exhibit 16 in response to that comment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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March 27, 2017

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath

Mark F. McElreath